FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                          For the month of July, 2006

                          HEALTHCARE TECHNOLOGIES LTD.
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                 (Translation of Registrant's name into English)

   BEIT AMARGAD, 32 SHAHAM STREET, KIRYAT MATALON, PETACH TIKVA, ISRAEL, 49170
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                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

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                                Table of Contents

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Healthcare Technologies Ltd. press release, dated  June 28, 2006             4


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                            [Form 6-K Signature Page]

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    HEALTHCARE TECHNOLOGIES LTD.
                                                    (Registrant)


                                                    By: /s/ Eran Rotem
                                                    ------------------
                                                    Eran Rotem
                                                    Chief Financial Officer

Dated: July 4, 2006


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FOR:                   HEALTHCARE TECHNOLOGIES LTD.

CONTACT:               Eran Rotem CFO
                       972-3-9277232/3

PRNEWSWIRE             Mrs. Rakefet Sudri PR Newswire Israel
CONTACT:               info@prnewswire.co.il
                       Tel: + 972 3 5742238
                       Fax: + 972 3 5742239
                       Cellular + 972 64 308081

              HEALTHCARE TECHNOLOGIES ANNOUNCES A TRANSACTION WITH
            PERKINELMER &THE STATE OF ISRAEL'S SHEBA MEDICAL CENTER

                             -----------------------

PETACH TIKVA, ISRAEL, June 28, 2006 - Healthcare Technologies, Ltd. (NASDAQ:
HCTL) announced today that the State of Israel's Chaim Sheba Medical Center has selected PerkinElmer, Inc.'s neonatal screening technology to create a comprehensive newborn screening program that is intended to cover every child born in Israel. PerkinElmer's clinical diagnostics division is represented throughout Israel by Healthcare (via its wholly owned subsidiary, Gamidor) together with PerkinElmer's regional distributor HVD Vertriebs Gmbh ("HVD").

Under the terms of this transaction, PerkinElmer, via Healthcare and HVD, will provide the State of Israel with instrumentation, reagents, scientific expertise, and an informatics system that will enhance Israel's neonatal screening and data management capabilities. The system will allow the Sheba Medical Center to implement a comprehensive solution that will electronically track laboratory workflow from sample receipt and preparation, through the analytical steps, to quality control review, reporting and follow-up.

The contract will fulfill a recent mandate by the Medical Research Infrastructure Development and Health Services Fund to substantially expand its newborn screening program to cover Israel's entire population and increase the number of tests that will be screened for indications of disease. Approximately 120,000 babies are born each year in Israel, which has a population of about 7 million.


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ABOUT HEALTHCARE TECHNOLOGIES

Healthcare Technologies through it subsidiaries and affiliate, Gamidor Diagnostics (1984) Ltd., Danyel Biotech Ltd. and Savyon Diagnostics Ltd., specializes in development, manufacturing and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.

SAFE HARBOR: THIS PRESS RELEASE CONTAINS CERTAIN FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. WITH THE EXCEPTION OF HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS DISCUSSED IN THIS PRESS RELEASE INVOLVE RISK AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENT MADE BY OR ON BEHALF OF HEALTHCARE TECHNOLOGIES LTD. MANY FACTORS COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF HEALTHCARE OR THE ABOVE DESCRIBED TRANSACTION TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING.


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